[JONES DAY LETTERHEAD]

July 13, 2016
Ms. Jennifer Thompson
Accounting Branch
Chief Officer of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:    Macy’s, Inc.
        Form 10-K for the Fiscal Year Ended January 30, 2016
        Filed March 30, 2016
        File No. 1-13536
Dear Ms. Thompson:
On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated July 6, 2016 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.
The text of the Staff’s comments and the Company’s responses are set forth below.
Properties, page 10

1.
Please consider disclosing, in an appropriate location in your filing, store count activity for each store brand, including Macy’s, Bloomingdale’s, Bloomingdale’s Outlets, Macy’s Backstage and Bluemercury. We believe that understanding the significance of each brand to your consolidated operations is important to your investors.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings the Company will include a table in the Business section of its Form 10-K under the heading entitled Properties showing store count for each store brand. The Company advises the Staff that information on store openings is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and information on store closure activity is included in the Notes to the Company’s Consolidated Financial Statements.

July 13, 2016

Overview, page 15

2.
You state that as of January 30, 2016, your operations were conducted through Macy’s, Bloomingdale’s and Bluemercury, which are aggregated into one reporting segment in accordance with ASC 280, Segment Reporting; however, on page F-9, you state that your operations are conducted through Macy’s, Bloomingdales, Bloomingdale’s Outlet, Macy’s Backstage, Bluemercury and Macy’s China Limited, which are aggregated into one reporting segment in accordance with ASC 280, Segment Reporting. Please correct this apparent discrepancy in future filings and confirm to us, if true, that Macy’s, Bloomingdale’s, Bloomingdale’s Outlet, Macy’s Backstage, Bluemercury and Macy’s China Limited are each separate operating segments that are aggregated into one reportable segment.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company’s operations are conducted through three brands: Macy’s, Bloomingdales and Bluemercury. These three brands conduct operations through Macy’s, Bloomingdale’s, Bloomingdale’s Outlet, Macy’s Backstage, Bluemercury and Macy’s China Limited, which are aggregated into one reporting segment in accordance with ASC 280, Segment Reporting. The Company also confirms that Macy’s, Bloomingdale’s, Bloomingdale’s Outlet, Macy’s Backstage, Bluemercury and Macy’s China Limited are each separate operating segments that are aggregated into one reportable segment. The Company will clarify this in its future filings.
Important Information Regarding non-GAAP Financial Measures, page 18

3.
You disclose “operating income, excluding certain items” which exclude store closing and other costs and disclose “adjusted operating income” in your ROIC calculation which adds back rent expense. It appears that store closing and other costs and rent expense may be normal, recurring, cash operating expenses necessary to operate your business; therefore, your disclosures may be inconsistent with Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company will review Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued by the Staff on May 17, 2016 when preparing its next filing.

July 13, 2016

4.
Your presentation of diluted earnings per share attributable to Macy’s, Inc. shareholders, excluding certain items appears to be presented net of tax, which may be inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company will review Question 102.11 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued by the Staff on May 17, 2016 when preparing its next filing.
Financial Statements
Consolidated Statements of Income, page F-4

5.
We note that your real estate gains of $212 million in fiscal year 2015, $92 million in fiscal year 2014 and $79 million in fiscal year 2013 are recorded as decreases to selling, general and administrative expense on the income statement. We also note that you expect to continue to pursue selected real estate dispositions and monetize assets in instances where your business is simultaneously enhanced or when the value of real estate significantly outweighs the value of your retail business. We further note that in the fourth quarter, you launched the marketing of potential partnership and joint venture transactions for real estate, both mall-based stores and your four flagship stores, and that demand has been strong. Please tell us what consideration you gave to presenting gains on real estate transactions as a separate line item on the income statement. Given the increase this year, the expected fiscal year 2016 gain of $235 million, and potential for future transactions, we believe it would help an investor appreciate the impact of your real estate transactions if they are presented on a separate line item.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company will continue to consider presenting material gains on real estate transactions as a separate line item on the income statement. Historically, the Company has determined that given the frequency and magnitude of these transactions separate line item disclosure was not appropriate. However, the Company acknowledges the Staff’s comment and recognizes that as monetization of real estate has become an ongoing part of the Company’s operations, separate line items disclosure may be appropriate in future filings. To the extent material or appropriate, the Company will also continue to present historical and anticipated gains on real estate transactions in the Company’s earnings guidance and in supplemental disclosure in the Company’s MD&A.

July 13, 2016

Consolidated Statements of Changes in Shareholders’ Equity, page F-7

6.
In a comment letter response dated June 25, 2013, you indicated that you elected to account for the retirement of common stock by recognizing the excess of cost over par value entirely as a deduction from APIC as prescribed by ARB 43, Chapter 1B, paragraph 7. In fiscal year 2015, it appears that you changed your accounting for the retirement of common stock and now allocate the excess over par value to both retained earnings and APIC. Please tell us how you considered whether this was a change in accounting principle under ASC 250.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company did not change the accounting for the retirement of common stock. In the comment letter response dated June 25, 2013, the Company stated that its accounting policy for common stock repurchased and retired is to charge any excess of cost over par value to additional paid-in capital (“APIC”), limited to APIC of the same issue being retired. The allocation of the excess over par value to both APIC and retained earnings for the 2015 retirement of common stock was due to the fact that the amount of APIC of the same issue being retired had been depleted, with the excess necessarily being allocated to retained earnings in accordance with the Company’s previously stated accounting policy.
Notes to Consolidated Financial Statements
3. Receivables, page F-17

7.
We note your $270 million real estate transaction with Tishman Speyer that will enable a re-creation of Macy’s Brooklyn store. We note that you will recognize a gain of $250 million under the percentage of completion method over a three year period. We further note that the transaction includes a nearby parking facility, which appears to be your Hoyt Street parking facility. Please tell us why it is appropriate to recognize the gain under the percentage of completion method and how you considered the cost recovery method. Also, please tell us how the sale of the Hoyt Street parking facility was considered in your gain recognition. Refer to ASC 360-20.

Response: In response to the Staff’s comment, the Company advises the Staff that due to the interrelationship of the buyer’s condominium interest and Hoyt Street parking facility and the integrated nature of the transaction for their respective sales the Company viewed the sale of the two properties (the “Properties”) collectively as a single unit of accounting. Therefore, the aggregate net book values of the Properties were considered as a single real estate asset for purposes of assessing the derecognition standards in ASC 360-20-40, Property, Plant, and

July 13, 2016

Equipment, and the related calculation of the Company’s gain recognition on the sale of the Properties. The Company will clarify the details of this transaction in future filings.
In response to the Staff’s request for further clarification as to the Company’s other accounting conclusions related to this transaction, the Company respectfully advises the Staff it analyzed each of the requirements included in ASC 360-20-40-5 to determine if profit on the sale of the Properties should be recognized under the full accrual method or if another method of profit recognition was appropriate. A summary of the Company’s analysis is as follows:
Consummation of Sale: The Company reviewed the contractual arrangements governing the sale and determined at the close date the parties were bound by the terms of the contract, all consideration required as part of closing had been exchanged, the seller was not responsible for arranging any permanent financing, and all conditions precedent to closing had been performed.
Buyers Initial and Continuing Investment: For purposes of determining the adequacy of the buyer’s initial investment in the Properties the Company only considered nonrefundable amounts received by the buyer in relation to the sales value (as defined in ASC 360-20-40-8). The Company conservatively analyzed the initial investment in relation to the required initial investment for Commercial and Industrial Property – All Other (i.e., 20% property) and concluded that the initial investment was sufficient. The Company assessed the buyer’s continuing investment considering the customary amortization term for a first mortgage loan for the Properties, which was conservatively determined to be 10 years, the amounts in excess of the required buyer initial investment received at closing and remaining amounts contractually due from the buyer and concluded the provisions in ASC 360-20-40 had been met.
Future Subordination: The Company evaluated the contractual arrangements and concluded that the amounts due from the buyer were not subject to future subordination. As disclosed on page F-17 of our Form 10-K for the fiscal year ended January 30, 2016, the amounts due from the buyer are also collateralized and subject to certain guarantee arrangements supporting collectability.
Transfer of Risk and Rewards and Substantial Continuing Involvement: The Company evaluated each of the provisions beginning at ASC 360-20-40-26 and determined that based on ASC 360-20-40-61 certain contractual arrangements related to the sale of the Properties require the Company to demolish and reconstruct a portion of the Company’s retained condominium interest that directly relates to the sold Properties. Given this performance obligation related to and arose from this transaction the Company concluded application of the full accrual method was not appropriate and a portion of the

July 13, 2016

profit should be allocated to the performance after the sale under the percentage-of completion-method.
The Company also respectfully advises the Staff that the determination to use the percentage of completion method, as opposed to the cost recovery method, was substantiated by the evidence of the consummation of a sale, adequacy of initial and continuing investment by the buyer and a receivable that is not subject to future subordination. The Company will clarify the accounting discussed above in future filings. The Company consulted with KPMG’s National Office on this accounting matter.
* * * * * * *
The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-5148, or by facsimile at (214) 969-5100.
Very truly yours,
/s/ Charles T. Haag
Charles T. Haag

cc:    Karen M. Hoguet, Macy’s, Inc.
    Felicia Williams, Macy’s, Inc.
    Dennis J. Broderick, Macy’s, Inc.
    Mary Talbott, Macy’s, Inc.
    John Atkinson, KPMG LLP
NAI-1501460866v5